Exhibit 99.1

NEWS RELEASES

Suite 215 - 800 West Pender St Vancouver, BC V6C 2V6

t:	604 669 2251
866 824 1100
f:	604 669 8577

w:	www.kimberresources.com

NEWSLETTER FOR JULY

August 2, 2005

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (TSX:KBR)

July was quite a month: excellent individual drill holes on both the Carotare and the Carmen were followed by a five million dollar financing.

Carotare

On the Carotare exploration target we announced the fifth batch of drill results. Notable among them was a 40 metre intersection of over 2 g/t gold (see news release from July 19). An intersection of this quality is particularly gratifying so early in a program. Exploration drilling continues.

Carmen Deposit

While most new holes on the Carmen deposit will fit well within the range established by the 280+ holes already drilled, the recently announced MRT-250 was an exception. By intersecting 162 metres of grade (1.69 g/t gold-equivalent), this hole helped confirm an important feature of the deposit: that the intersection of certain northwest-southeast structures and east-west structures produce widths or grades greater than are typical elsewhere. As explained in the news release of July 20, this intersection is significant because it helps confirm that steeply-dipping “shoots” form a third type of control to mineralization on the Carmen deposit.

Financing

We are very pleased with the C$5M non-brokered financing arranged this month with three institutional investors. With the exception of 2% on the sum raised from one of the funds, there will be no commission, a significant saving. As with all financings we get some questions about dilution. Like any junior we are constantly balancing the need for cash against issuing more shares. In our case, we accept dilution because we believe the cash raised will add net value per share. For as long as we can continue adding resource ounces cheaply (C$9 per resource ounce is Kimber’s current cost), selling shares to add resources is good business.

Twin Objectives

As mentioned in previous newsletters, Kimber has twin objectives, each with its own type of upside: advancing the Carmen Resources to Reserves and locating additional deposits.

Reserves are, of course, valued higher by the market than Resources. Accordingly, the portion of the resources now in the Carmen deposit which can be upgraded to Reserve status will attract a higher market capitalization than Resources alone.

The other opportunity to increase value lies with the exploration targets, where additional deposits of gold and silver may be found. With Carotare (now with 16 holes) and El Orito Norte (drilling expected to begin by October) both looking promising, there is a real possibility that the Carmen will be accompanied by other deposits on the Monterde property. Discovery of an additional million or two million ounces would double or triple the market capitalization of the Company. Accordingly, while there is upside to establishing reserves on the Carmen deposit by advancing it to feasibility, especially if the deposit can be enlarged at the same time, there is greater upside (ie shareholder value) in finding more deposits. No more than a small fraction of the 28,000 hectare Monterde property has been explored to date.

Changing Business Landscape

In addition to drill results, and other property-specific data which are processed in the Kimber office, there are, of course, many external variables which effect economic calculations, among them changes in business priorities, metal prices, and costs.

In recent months conventional wisdom in the industry has changed from citing one million ounces or 100,000 ounces per year as the required minimum for a new gold deposit, to twice these numbers. The larger numbers are driven by economies of scale and probably apply to both start-ups and mergers. Fortunately, our identification of the Carotare and the El Orito provide timely evidence that the Monterde has an excellent chance of catching up with its northern neighbours, whose resources range between three and seven million gold-equivalent ounces (with market capitalizations to match).

If either one or both these exploration targets should produce a deposit like the Carmen, the economics of the Carmen itself would change considerably by adding either to mine life or to the scale of operations. Accordingly, we will give the highest priority to drilling these targets.

Alamos

We congratulate Alamos Gold Inc., one of our neighbours to the north, on their first pouring of gold on their Mulatos property. When they reach full production, there will be two producers and two properties with feasibility studies in this northern part of the Sierra Madre gold belt.

Robert Longe, P.Eng.
President & CEO

FOR FURTHER INFORMATION PLEASE CONTACT:

Darren Klinck
Manager, Corporate Communications

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Website: http://www.kimberresources.com
Email: news@kimberresources.com

Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.

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